Exhibit 99.1

Glass House Brands Reports Fourth Quarter and Full Year 2021 Financial Results

2021 Net Revenue Increased 44% Year-over-Year

All Licenses for Phase I Retrofit of SoCal Cultivation Facility Received, with First Harvest Expected During Q3 2022

Conference Call to be Held March 17, 2022 at 8:00 a.m. ET

LONG BEACH, CA and TORONTO, March 17, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U) (OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for its fourth quarter and year ending December 31, 2021.

Fourth Quarter 2021 and 2021 Full Year Highlights

(Unaudited results, unless otherwise stated, all results are in U.S. dollars)

●	Net Sales increased 7% to $18.4 million in Q4 2021, compared to $17.2 million in Q3 2021. In 2021, net sales increased 44% to $69.4 million from $48.3 million in 2020.

●	Equivalent Dry Pound Production in Q4 was a record high of 29,738 pounds compared to 28,268 pounds in Q3 2021.

●	Cash balance was $51.1 million at year-end 2021, compared to $28.9 million in Q3 2021 and $4.5 million at year-end 2020.

●	Gross Profit decreased 116% to $(0.4) million in Q4 2021 compared to $2.3 million in Q3 2021. In 2021, gross profit was $16.0 million compared to $18.7 million in 2020.

●	Gross Margin in Q4 2021 was (2)% compared to 14% in Q3 2021. Gross margin in 2021 was 23% compared to 39% in 2020.

●	Adjusted EBITDA[1] decreased 71% to $(9.1) million in Q4 2021 compared to $(5.4) million in Q3 2021. In 2021, Adjusted EBITDA was $(11.8) million, compared to $(0.3) million in 2020.

●	Adjusted EBITDA Margin[1] was (50)% in Q4 2021, compared to (31)% in Q3 2021. In 2021, Adjusted EBITDA Margin was (17)%, compared to (1)% in 2020.

●	Cost per Equivalent Dry Pound of Production[1] fell 7% sequentially to $166 in Q4 2021.

Management Commentary

“With the first phase of our SoCal cultivation facility operational; and its construction on time and on budget; and the receipt of our nursery, cultivation and processing licenses, we are well on our way to becoming the top vertically integrated operator in California,” stated Kyle Kazan, Glass House Chairman and CEO. “I am delighted with our progress and thrilled to have started cultivation, with the first product sales expected in the third quarter, ahead of our initial projections.”

Mr. Kazan added, “Looking at the quarter, despite a destructive wholesale pricing environment in California, we exceeded our original projections for top line revenue growth driven by a 31% increase in wholesale biomass sales versus Q3. Demand for our high-quality products has remained robust; and as our new facility gets up and running, we will be ready to meet it. We expect our Phase I retrofit at our SoCal facility to increase our annual production capacity by 180,000 pounds, bringing our overall total capacity to 270,000 pounds.”

Mr. Kazan continued, “We have been expecting the commoditization of cannabis and related pricing pressure since we founded the Company. Consolidation has always been our thesis, and the distress in the market is what consolidation looks like. Wholesale flower prices are unsustainably low in California, and the other states which have experienced similar pressure bottomed before rising to a level which supports efficient cultivators. Growers of all sizes will be forced to discontinue operations unless they can find a way to decrease their costs. For this reason, I am particularly thankful that we leaned into the SoCal Facility, which should do exactly that. We expect our margins and top line growth to be directly and positively affected as we expand cultivation.”

Mr. Kazan concluded, “This is a tremendous time for Glass House, and I am incredibly proud of the efforts of our team and all the successes we have accomplished together. Looking ahead, we are more ready than ever to meet the opportunities of 2022. We are focused on building exceptional brands, growing the breadth and depth of our product portfolio and retail store network, and we remain confident in our ability to be a best-in-class and influential market leader in the maturing California market. Our commitment to innovation and high-quality, sustainably grown craft cannabis sets us apart from every other operator, and we are excited by the opportunity ahead as we strengthen our footprint and drive value for our shareholders.”

Q4 2021 Financial and Operational Metrics

	Q4 2021		Q3 2021		Q4 2020
Financial Results
Total Net Revenue		$18,360,442		$17,171,852		$16,939,792
YoY		44%
QoQ		7%
Gross profit	-$	364,636		$2,347,293		$6,798,368
% of Net Sales		-2%		14%		40%
Select Operating Expenses:
Sales and Marketing		$1,178,713		$856,534		$371,345
General & Administrative Expense		$13,527,875		$8,530,522		$5,217,710
Total operating expenses		$19,307,453		$11,864,819		$6,857,704
Loss from operations	-$	19,672,089	-$	9,517,526	-$	59,336
Net loss	-$	18,766,598	-$	7,728,476	-$	4,059,249
Adjusted EBITDA[1]	-$	9,144,463	-$	5,353,530		$1,257,750

Fourth Quarter 2021 Operational Highlights

●	Glass House Brands Appoints John Brebeck as Vice President of Investor Relations

●	Glass House Brands Provides Video Footage of SoCal Facility

●	Glass House Brands Announces $25,000 Donation to the Weldon Project and CEO Kyle Kazan’s Appointment to the Organization’s Board of Directors

●	Glass House Brands Secures US$100 Million Senior Secured Term Loan

●	Glass House Brands to Acquire PLUS, a Leading California Edibles Brand

Subsequent Events

●	Glass House Brands Receives Licenses to Operate SoCal Greenhouse Facility

Participation in Broker and Industry Conferences

●	March 13th to 15th – 34th Annual Roth Conference 2022

●	March 15th to 19th – South by Southwest

●	April 6th - 7th – BTIG Global Cannabis Conference

●	June 2nd – Jefferies Cannabis Summit

Q4 2021 Financial Results Discussion

Revenue was $18.4 million, an 8% increase compared to Q4 2020 and a 7% increase compared to Q3 2021. The sequential revenue growth was driven by wholesale biomass sales, which increased 31% over Q3 2021. Performance by business line was:

●	Retail: $5.1 million, down 2% quarter-over-quarter and up 38% year-over-year. The year-over-year increase was due to the addition of the Farmacy Berkeley in early 2021, which generated $1.7 million in net retail revenues in Q4 2021.

●	Wholesale CPG: $6.7 million, down 4% quarter-over-quarter and up 5% year-over-year. CPG’s decline was lower than the overall market decline for flower of 11%, based on Headset data.

●	Wholesale Biomass: $6.5 million, up 31% quarter-over-quarter and down 5% year-over-year. The sequential revenue growth was enabled by a 27% increase in dry weight sold versus the prior quarter.

Cost of goods sold was $18.7 million in Q4 2021, a 26% increase from $14.8 million in Q3 2021 and an 85% increase from $10.1 million in Q4 2020. The quarter included $3.0 million of non-cash expenses related to inventory reserves for obsolete or slow-moving product as well inventory revaluation of our biomass live plants to lower values to reflect current production costs. The aforementioned 27% sequential increase in dry weight sold also contributed to the quarter-over-quarter increase in COGS.

Gross profit for Q4 2021 was $(0.4) million, a 116% decrease from $2.3 million in Q3 2021. Gross margin was (2)%, compared to 14% in Q3 2021. The $3.0 million non-cash expenses described above reduced gross margin by 16 percentage points. In addition, average pricing for our flower fell 27% versus Q3 2021 while smalls dropped 59%. Had Q3 2021 prices held into Q4, revenues and gross margin would have been $3.2 million higher, increasing margins by an additional 15 percentage points in Q4 2021.

Total operating expenses for Q4 2021 were $19.3 million, compared to total operating expenses of $11.9 million for Q3 2021 and $6.9 million in Q4 2020.

G&A expenses were $13.5 million in Q4 2021, compared to $8.5 million in Q3 2021 and $5.2 million in Q4 2020. The current quarter included $3.2 million of non-operational notes receivables charged to bad debt reserve. Of this reserve, $2.2 million is related to the Element 7 transaction and an additional $1.0 million is related to a note issued to our Pottery venture. There is an additional $1.0 million G&A expense related to startup costs associated with our SoCal facility and expansion of our retail footprint during the quarter.

Q4 2021 sales and marketing expenses were $1.2 million, a $0.3 million increase over Q3 2021 and a $0.8 million increase over Q4 2020. The sequential increase in sales and marketing expenses compared to Q3 2021 were primarily due to seasonal promotions, digital marketing, and trade marketing.

Professional fees were $2.1 million in Q4 2021, compared to $1.7 million in Q3 2021 and $0.5 million in Q4 2020. The sequential increase in professional fees was due to spending to support various expansion initiatives.

Q4 2021 depreciation was $2.5 million, compared to $0.8 million in Q3 2021 and $0.7 million in Q4 2020. The sequential increase in depreciation is primarily due to capital expenditures at the SoCal Facility.

Adjusted EBITDA1 was a loss of $9.1 million in Q4 2021 compared to a loss of $5.4 million in Q3 2021 and $1.3 million gain in Q4 2020. The sequential decrease of $3.8 million was primarily caused by lower wholesale pricing and inventory reserves in Q4 2021 that negatively impacted gross margin.

Cash and cash equivalents were $51.1 million as of December 31, 2021, compared to $28.9 million as of September 30, 2021 and $4.5 million as of December 31, 2020.

Year End 2021 Financial Results Discussion

Revenue for 2021 was $69.4 million, an increase of $21.2 million, or 44%, from $48.3 million in 2020, primarily due to an increase in the Company’s CPG business and retail operations. The increase was driven primarily by the Company’s CPG business which increased 93% as a result of the strong growth in Glass House Farms branded sales. Retail sales increased by 50%, driven mainly by the full year impact of the Company’s Berkeley store, which opened in January of 2021 and produced $6.8 million in revenue during the year. Wholesale biomass revenue increased 8% but was negatively impacted by large declines in wholesale prices, particularly during the second half of 2021. On average for the fiscal year, the Company experienced a 38% decrease in flower prices and 45% decrease in smalls between 2020 and 2021. Had 2020 prices held throughout 2021, revenues would have been $12.1 million higher.

Gross margin for fiscal 2021 was 23% compared to 39% for the 2020 fiscal year 2020. The decrease in average biomass pricing in fiscal 2021 vs. 2020, most of which occurred in the second half of 2021, accounted for the majority of the 16 point decrease in gross margin during the year. Gross margin was also negatively impacted by the earlier referenced inventory reserves and revaluations.

Total operating expenses for 2021 were $51.1 million, an increase of $26.4 million, or 107%, compared to total operating expenses of $24.7 million for 2020. G&A expenses for 2021 and 2020 were $33.7 million and $18.6 million, respectively, an increase of $15.1 million, or 81%. The increase in G&A expenses is primarily attributed to the Company’s initiatives in connection with operational expansion, including corporate, cultivation and retail operations, which resulted in an increase of $8.3 million across salaries and wages, stock-based compensation and IT consulting fees.

Sales and marketing expenses for 2021 and 2020 were $3.5 million and $1.5 million, respectively, an increase of $2.0 million, or 137%. The increase in sales and marketing expenses is primarily attributed to the increase in the Company’s efforts related to digital media, marketing research and royalty expenses of $0.6 million.

Professional fees for the year ended December 31, 2021 and 2020 were $9.1 million and $2.0 million, respectively, an increase of $7.0 million, or 345%. The Company recognized increased legal fees of $2.4 million coupled with increased accounting and consulting professional fees of $4.9 million, primarily related to the business combination transaction, SoCal asset acquisition and other initiatives that occurred during 2021.

Adjusted EBITDA1 was a loss of $11.8 million for 2021, compared to a loss of $0.3 million for 2020. The increase is due to a lower gross profit coupled with higher non-excludable operating expenses.

Financial results and management’s discussion and analyses are available on the Company’s investor relations website (https://ir.glasshousegroup.com/) and SEDAR (www.sedar.com).

SoCal Cultivation Facility Update

The Company received the necessary licenses to operate Phase I of the SoCal facility on March 11th, including all California State licenses for nursery, cultivation, and processing operations; and the local cannabis business license from Ventura County. Glass House has already commenced nursery activities, and projects the first harvest and sale will occur in the third quarter of this year.

Phase 1 includes approximately 500,000 square feet of nursery facilities, an approximately 900,000 square-foot Kubo ultra-clima high-efficiency greenhouse, a processing center and a new distribution center. The Phase 1 retrofit is expected to enable the Company to produce an additional 180,000 dry pounds of craft cannabis. The Company expects that the SoCal facility will allow it to significantly reduce cost of production, and eventually achieve $100 per pound.

Retail Rollout Update

The Company expects to open three dispensaries in the second half of this year. The Eureka location is expected to open in the third quarter; and Isla Vista and Santa Ynez are expected to open in the fourth quarter. This is later than projected in the Company’s Q3 2021 results press release and is due to delays in the construction permitting process. The Eureka location extends Glass House’s retail reach into the heart of the Emerald Triangle. Isla Vista and Santa Ynez are in prime areas that are both limited to a single license, and these dispensaries will offer the same award-winning customer experience as the Company's existing stores. All three of these properties will be branded as Farmacy locations. Glass House previously expressed its intention to open a Farmacy location in Dunsmuir, however, after additional due diligence, it decided not to pursue the Dunsmuir license.

PLUS Acquisition Update

Late last year, the Company announced a definitive agreement to acquire the business of Plus Products Inc. (“PLUS”), through the acquisition of 100% of the outstanding securities of its subsidiary Plus Products Holdings Inc. PLUS is one of the state’s top ranked brands in the edibles segment, such that the Company's acquisition of the PLUS business would be expected to place Glass House in a top 5 position in both the flower and edible categories. Glass House expects the transaction will close in April 2022.

2022 Outlook

With cultivation already started in our SoCal facility, Glass House is even more focused on the cash flow potential of the Company. Assuming wholesale and CPG pricing remain stable throughout this year and next, the Company is able to fully utilize the Phase 1 capacity of the SoCal Facility and that production will be commensurate with current production metrics, Glass House believes this will put the Company on a path to begin generating positive cash flow from operations by early 2023.

Sales Metrics

		Retail	Wholesale CPG	Wholesale
		(B2C)	(B2B)	(Biomass (B2B)	Consolidated
2020	Q1	$3,342,316	$1,229,179	$1,877,833	$6,449,327
	Q2	$3,605,418	$2,212,723	$5,744,581	$11,562,723
	Q3	$3,819,809	$3,432,142	$6,055,809	$13,307,759
	Q4	$3,735,582	$6,389,996	$6,814,214	$16,939,792
2021	Q1	$4,982,886	$5,766,755	$4,490,641	$15,240,281
	Q2	$6,393,757	$6,090,389	$6,190,131	$18,674,277
	Q3	$5,219,884	$6,968,384	$4,983,584	$17,171,852
	Q4	$5,137,877	$6,717,576	$6,504,991	$18,360,442
2020	FY	$14,503,125	$13,264,039	$20,492,437	$48,259,601
2021	FY	$21,734,403	$25,543,104	$22,169,346	$69,446,852
% Change		50%	93%	8%	44%

Operational Results

	Cost per Equivalent	Equivalent Dry	Ending Operational
	Dry Pounds of	Pounds of	Canopy
	Production[1]	Production[2]	(000 sq. ft)[3]
2021
Q1	$243	15,686	307
Q2	$193	23,094	307
Q3	$179	28,268	307
Q4	$166	29,738	307

FY 2020	$219	54,211	202	*
FY 2021	$189	96,785	307	*

*Average quarter-end operational canopy for the entire year.

Conference Call

The Company will host a conference call to discuss the results on Thursday, March 17, 2022 at 8:00 a.m. Eastern Time.

Webcast:	Click here
Dial-In Number:	1-888-664-6392
Conference ID:	70528596
Replay:	1-888-390-0541
Replay Code:	528596 #
(replay available until 12:00 midnight Eastern Time Thursday, March 24, 2022)

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, please visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”).  Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements, and are qualified in their entirety by this cautionary statement. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained herein include, but are not limited to, the Company’s expectation that it will be become the top vertically integrated operator in California; that the first product sales will occur in the third quarter, ahead of our initial projections; that as our new facility gets up and running, we will be ready to meet demand for our products; that our Phase I retrofit at our SoCal facility will increase our annual production capacity by 180,000 pounds, bringing our overall total capacity to 270,000 pounds; that growers of all sizes will be forced to discontinue operations unless they can find a way to decrease their costs; that the SoCal Facility, should decrease costs; that our margins and top line growth will be directly and positively affected as we expand cultivation; that we will be able to be a best-in-class business and influential market leader in the maturing California market; that opportunity lies ahead as we strengthen our footprint and drive value for our shareholders; that our first harvest and sale from our SoCal Facility will occur in the third quarter of this year; that the Phase 1 retrofit at the SoCal Facility will enable the Company to produce an additional 180,000 dry pounds of craft cannabis; that the SoCal facility will allow us to significantly reduce our cost of production and eventually lower production costs to $100 per pound; that the Company will open 3 dispensaries in the second half of this year; that the Eureka location will open in the 3rd quarter and Isla Vista and Santa Ynez locations are expected to open in the 4th quarter; that our proposed acquisition of PLUS’s business would be expected to place us in a top 5 position in both the flower and edible categories; that the PLUS transaction will close in April; that we will begin generating positive cash flow from operations by early next year.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, that the Company will not become the top vertically integrated operator in California; that the expected timing for first product sales, the opening of new dispensaries and the generation of positive cash flow from operations will not occur on the timeline expected, or at all; that the retrofit being completed at our SoCal Facility will increase production capacity as expected or decrease costs as stated; that the Plus transaction will close in April; and such other risks as are set out in the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com.e. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Investor Relations Contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

jbrebeck@glasshousegroup.com

562.264.5078

Jamin Horn, General Counsel and Corporate Secretary

jamin@glasshousegroup.com

562.264.5078

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com

Media Contact

MATTIO Communications

glasshouse@mattio.com

Notes:

1. Cost per Equivalent Dry Pound of Production (“CEDPP”), Adjusted EBTIDA and Adjusted EBITDA Margin are non-GAAP financial measure and are not standard GAAP financial measures used to in the Company’s financial reporting framework. CEDPP is used to track the Company’s cultivation performance with respect to cost of production and to provide insight into production costs over time and with respect to expansion of the Company’s cultivation footprint. EBITDA is non-GAPP financial metric and is earnings less interest, depreciation taxes and amortization. EBITDA is used to track Company an aspect of Company performance. Adjusted EBITDA is EBITDA less non-recurring costs. Adjusted EBITDA and Adjusted EBITDA Margin are metrics are used to track the Company’s performance and can be used to assess performance and value under different regulatory structures. Adjusted EBITDA Margin is Adjusted EBITDA divided by revenue. CEDPP is the application of a subset of Costs of Goods Sold for biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale Cannabis or to be transferred to CPG) applied to the Company’s metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.

2. Includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.

3. Operational Canopy is cultivation (non-nursery) canopy actually utilized by the Company for production and is not equivalent to licensed canopy.